

October 15, 2013

Via E-mail
Mr. John Hummel
President
AIS Futures Fund IV L.P.
c/o AIS Futures Management LLC
187 Danbury Road, Suite 201
Wilton, CT 06897

      Re: AIS Futures Fund IV L.P.
              Form 10-K for the year ended December 31, 2012
              Filed March 22, 2013
              File No. 0-52599

Dear Mr. Hummel:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Statements of Financial Condition, page F-3

1.   We note that you separately present cash and US government securities deposited with your futures brokers separately from cash and US government securities not held in future brokers accounts. Please recast your balance sheet in future filings to aggregate the assets and liabilities of each segment within its respective line item in accordance with Rule 5-02 of Regulation S-X or tell us why this is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief